World’s Mall, Inc.

5841 East Charleston Blvd. #230

Las Vegas, NV 89123

July 28, 2014

VIA EDGAR

Jan Woo, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:        Worlds Mall, Inc.

Registration Statement on Form S-1

Filed June 6, 2014

File No. 333-196583

Dear Ms. Woo:

World’s Mall, Inc. (“World’s Mall”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 2, 2014, regarding the above referenced filing. For convenience and ease of reference, the Company is filing the second response letter, its entirety with all applicable changes.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups (“JOBS”) Act by any broker or dealer that is participating or will participate in your offering.

Response: We hereby advise the Staff that we have provided copies of all written communications presented to potential investors. We also advise the Staff that we have not published or distributed any research reports.

2.	Given your current assets and the nature of your operations, it appears that you are a shell company as defined in Securities Act Rule 405 of Regulation C. Accordingly, please disclose that you are a shell company on your prospectus cover page. In addition, include appropriate risk factor disclosure highlighting the consequences of being a shell company, including:

•	the restrictions on your ability to use registration statements on Form S-8;
•	the limitations on the ability of your security holders to rely on Rule 144;

•	the requirement to file a Form 8-K containing Form 10-type information upon the consummation of an acquisition;
•	the potential reduced liquidity or illiquidity of your securities; and
•	the increased difficulty in obtain financing through the issuance of shares that cannot rely on Rule 144 for resale.

Further, revise references to Rule 144 throughout the prospectus to clarify that the common stock being registered for resale will not be eligible for resale under Rule 144 until the conditions of Rule 144(i) are met.

Response: In response to the Staff’s comment, we have revised our disclosure on our prospectus cover page to state that we are a shell company. In addition, we have included appropriate risk factors requested in the Staff’s comment 2, including the references to Rule 144 throughout the prospectus to clarify that the common stock being registered for resale will not be eligible for resale under Rule 144 until the conditions of Rule 144(i) are met.

Cover Page

3.	You state on the cover page that the selling shareholders are offering the shares of common stock at a fixed price of $0.10 per share but this is inconsistent with your disclosure elsewhere in the filing that the selling shareholders are offering the shares at $0.01 per share. Please revise.

Response: We hereby advise the Staff that we have revised the disclosure to consistently state that the selling shareholders are offering the shares of common stock at a fixed price of $0.01 per share.

Prospectus Summary, page 1

4.	Please disclose prominently in the first paragraph that your auditors have raised substantial doubt about the company’s ability to continue as a going concern, you have not yet generated revenues and that you have a net loss of $24,688 for the period ended March 31, 2014.

Response: In response to the Staff’s comment, we have disclosed in the first paragraph of our prospectus summary that our auditors have raised substantial doubt about the Company’s ability to continue as a going concern, that we have not yet generated revenues, and that we have a net loss of $24,688 for the period ended March 31, 2014.

Risk Factors

5.	It appears that your management does not have experience managing the type of business in which you intend to engage or in the operation of a public company. Please include an appropriate risk factor highlighting this lack of experience. In addition, to the extent that management will be dedicating less than their full time to this business, include the number of hours that each manager intends to devote to your operations and any potential conflicts of interest that may arise from business activities of the officers and directors.

Response: We hereby advise the Staff that we have included a risk factor disclosing our management’s lack of experience in the type of business we intend to engage in as well as lack of experience in the operation of a public company. We have also disclosed that Mr. Wikstrom, our president, has committed to providing 30 hours a week to the operations of our business, and Mr. Helmrich, our secretary, will be providing a minimum of 2 hours a week to our business operations.

If we are unable to secure additional capital . . . , page 4

6.	Please reconcile the statement that you have sufficient cash to operate for 18 months with your disclosure elsewhere in the filing that your sources of cash are not adequate for the next 12 months.

Response: We have revised our disclosure to consistently state that we have sufficient cash to operate for the next 18 months.

Our common shares will not be registered . . . , page 6

7.	Please revise the third sentence of this risk factor to clarify that you will required to register under the Exchange Act if on the last day of your fiscal year the company has total assets of more than $10 million by either 2,000 persons or 500 persons who are not accredited investors. See Exchange Act Section 12(g)(1)(A). In addition, consider revising this risk factor to avoid repetitive disclosure. In this regard, we note your disclosure regarding the proxy rules and Section 16. We also note the discussion in the immediately following risk factor regarding automatic reporting suspension.

Response: We hereby revise the Staff that we have revised the disclosure pursuant to the Staff’s comment 7. We have also added additional disclosure that the Company intends to become a reporting company under the Exchange Act as soon as practicable.

Our future success is dependent on . . . , page 6

8.	The caption to this risk factor is inconsistent with the disclosure immediately following and elsewhere in your prospectus. For example, Adam Wasserman is not identified as an officer anywhere else in the filing. Similarly, Darin Myman is described as your sole director throughout the filing but Thomas Wikstrom also serves as a director. Please disclose the number of directors you currently have and provide the required disclosure, including biographical information pursuant to Item 401 of Regulation S-K. Revise to ensure that the registration statement is signed by at least a majority of the board of directors or persons performing similar functions.

Response: We hereby advise the Staff that we have revised our disclosure to remove Mr. Wasserman and Myman throughout the document, as they are not affiliated with our Company and were included in error.

We could be liable . . . , page 7

9.	Please revise to clarify the applicability of this risk factor to your planned business. It is unclear from the description of your business how you could be considered an online platform provider.

Response: The above risk factor was included in error and has, therefore, been removed.

Even after we are no longer an “Emerging Growth Company . . . ,” page 9

10.	Please expand to disclose that you may also continue to provide reduced executive compensation disclosure as a smaller reporting company in the event that you cease to be an emerging growth company. Refer to JOBS Act Section 102(c).

Response: We have revised our disclosure pursuant to the Staff’s comment 10.

Special Note Regarding Forward Looking Statements, page 11

11.	Refer to the last sentence. Please revise for clarity and disclose the forward-looking statements to which you refer by the phrase “the following forward-looking statements.”

Response: In response to the Staff’s comment, we have revised our disclosure under the “Special Note Regarding Forward Looking Statements.”

Selling Security Holders, page 12

12.	Please provide a materially complete discussion of how the securities were acquired by the selling shareholders being offered in this registration statement. It appears that some of the securities were sold for cash but you also received a $1,000 “stock subscription receivable” based on your disclosure on page F-11. Explain the terms of the transaction in which you received the stock subscription receivable. The background of the issuances to the selling shareholders and the nature of the arrangements, agreements, and relationships with the company should include, for each selling securityholder, a discussion of the date of the transaction in which the securities were sold, the amount of securities sold, the agreement(s) that evidence the sale, the instrument(s) that define the rights of the securityholders, and the private placement agent, if any.

Response: We hereby advise the Staff that all the securities were sold for cash. All of our sales occurred in offshore transactions, and no investor was a U.S. Person. One such investor wrote a check in U.S. dollars from his non-U.S. account, which was not accepted, and was recorded as a stock subscription receivable. The funds were collected via a money order on January 17, 2014.

Description of Business

Our Business, page 15

13.	Please disclose when you expect to complete your website and begin to generate revenues.

Response: We hereby advise the Staff that the completion of the website is contingent on raising the capital necessary, as described in more detail in our Liquidity and Resources. Once we have generated sufficient capital to complete our website, we expect the process to take four to five months. At this stage, it is too early to determine when the company will begin to generate revenues.

14.	Refer to the fourth paragraph in this section. Please expand the description of your business to explain how gaming software is necessary to the development of your website.

Response: The Company has plans to create a website that a customer will navigate a virtual person through a 3D mall. This kind of technology is already used by many gaming companies for use in 3D video games. Therefore, the Company will not have to pay to have a programmer invent this technology as it already exists and is used in many different applications by many companies.

15.	In the second risk factor on page 5 you disclose that your “success will depend on generating revenues from micro-service transactions.” Consider providing additional disclosure on how this part of your business will operate, including how it relates to “’pay per click’ advertising,” which you state on page 15 will generate the majority of your revenue.

Response: We hereby advise the Staff that we have removed the disclosure regarding the micro-service transactions, as it is not applicable to our company.

Marketing Strategy, page 16

16.	Regarding the domain name you mention in the first sentence, please tell us, with a view to material disclosure, whether you have purchased and registered this domain name.

Response: On May 4, 2012, the Company purchased the www.shopworldsmall.com through godaddy.com for a term of 9 years for $119.

Contractual Obligations, page 18

17.	The disclosure in this section appears to be incomplete. For example, you refer to a table and summary of assumptions that you do not include. Please revise.

Response: We hereby advise the Staff that we have removed the Contractual Obligations section, as it was included in error.

Directors, Executives Officers, Promoters and Control Persons, page 18

18.	Please include the disclosure required by Item 401(e) of Regulation S-K regarding the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Wikstrom should serve as a director.

Response: We have revised Mr. Wikstrom’s biography to that Mr. Wikstrom is qualified to serve on our Board of Directors because of his executive and consulting experience around the world.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 17

19.	Disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources and the current rate at which you use funds in your operations.

Response: In response to the Staff’s comment, we have revised our disclosure to state that in the Company’s present state, we have enough capital to continue our operations for a period of 18 months. However, in order to expand the Company’s operations and grow our business, we will need to raise an additional $474,000.

Transactions with Related Persons, Promoters and Certain Control Persons, page 20

20.	Please revise your disclosure on page 21 that your stock is “listed on the OTC Markets.” This appears to be inconsistent with disclosure elsewhere in the filing.

Response: We have revised the disclosure on page 21 to be consistent with the disclosure throughout our filing.

21.	Please disclose the advances from a stockholder as a related party transaction or tell us why you believe this information is not required. Ensure that you include the material terms of the loan, including the interest rate and repayment obligations. Tell us what consideration you have given to filing any agreement as an exhibit to the registration statement

Response: We respectfully advise the Staff that we have revised our disclosure under Certain Related Party Transactions to include that, during the year ended December 31, 2013, Thomas Wikstrom, an officer and Director of the Company, contributed $13,000 to the Company which was recorded as additional paid-in capital. There was no written agreement between the Company and Mr. Wikstrom.

Transactions with Promoters, page 20

22.	We note your disclosure on page F-12 that during the year ended December 31, 2013, a significant stockholder of the company contributed $13,000 to the company which was recorded as paid-in capital. Please tell us what consideration you have given to disclosing the identity of the stockholder as a promoter of the company. See Item 404(c) of Regulation S-K.

Response: We have revised our disclosure on page F-12 to clarify that the Mr. Wikstrom, our officer and director, contributed $13,000 to the Company, which was recorded as paid-in capital, and is not considered a promoter of the Company.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

World’s Mall, Inc.

By:	/s/ Thomas Wikstrom
Name: Thomas Wikstrom
Title: President and Sole Director